

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Alex B. Rozek
Co-Chief Executive Officer and President
Yellowstone Acquisition Company
1411 Harney Street, Suite 200
Omaha, NE 68102

      Re: Yellowstone Acquisition Company
          Amendment No. 4 to Registration Statement on Form S-1
          Filed October 21, 2020
          File No. 333-249035

Dear Mr. Rozek:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 20, 2020 letter.

Amendment No. 4 to Registration Statement on Form S-1

General

1.   We note your revisions in response to prior comment 1 indicate that you have had discussions with a potential lead investor regarding a potential transfer of founder shares not to exceed 10%. Please expand your disclosure to clarify the potential total percentage of Class A and Class B common stock to be owned by such potential lead investor.

       You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Zachary R. Fountas